September 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attention:  Mr. Christopher Owings, Assistant Director

Re: Innovative Product Opportunities Inc. (the "Company")
    Amendment No. 2 to Registration Statement on Form S-1
    Filed August 20, 2010
    File Number: 333-167667

Dear Mr. Owings:

I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Company's Registration Statement on Form S-1 (File No. 333-167667), together with certain exhibits thereto (collectively, the " Registration Statement ").

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission

(the "Staff") in their letter dated  August 31, 2010.

Set forth below is the Company's response to the Staff's comments. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

GENERAL

SUMMARY OF SELECTED FINANCIAL INFORMATION, PAGE 7

Comment 1

You state that your table sets forth summary financial data derived from you audited financial statements. However, the period from inception
(April 3, 2009) through June 30, 2010 is contained in your unaudited interim financial statements. Please revise your disclosure to clarify this matter.

Response 1

We have updated the table of summary financial data to clarify which data is derived from unaudited interim financial statements. Please see page 6 of the Registration Statement.

Comment 2

We also note that the amounts you disclose as Income Before Taxes, Net Income, Weighted Average Number of Shares Outstanding, and Net Income per Share do not agree to you Statement of Operations for this period. Please revise to present the same numbers here as are seen in your financial statements.

Response 2

We have revised the table of summary financial data to present the same numbers as disclosed in our financial statements. Please see page 6 of the Registration Statement.

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DESCRIPTION OF BUSINESS, PAGE 19

Comment 3

We note your response to comment seven in our letter dated August 12, 2010, however your revised disclosure does not fully describe the types of services provided to you by selling shareholders and the manner in which the provision of those services facilitated the implementation of your business plan. Please revise your disclosure accordingly.

Response 3

We have expanded the section on page 18 in an effort to provide potential investors more detail about the services provided to facilitate the implementation of our business plan. Please see page 18 of the Registration Statement.

CUSTOMERS, PAGE 20

Comment 4

We note your statement that you "intend to provide a platform and vehicle" through which your customers will achieve public recognition for their products. Please revise your disclosure to explain the manner in which you will provide such a "platform and vehicle" and whether these services are intended to be discreet from or will supplement your product development services.

Response 4

We have removed the statement "intend to provide a platform and vehicle".

Comment 5

We note your indication elsewhere that you have one customer. Please revise this section to discuss what services you are providing for this customer.

Response 5

We have added this information to the customers section on page 19.

PRODUCT DEVELOPMENT, PAGE 20

Comment 6

Please revise to elaborate upon the technical knowledge that you have received from Metro One, with a view to explaining how this technical knowledge will assist you in your business. Please also provide additional detail regarding the role you are playing in providing them with "new design solutions".

Response 6

We added this information to the product development section on page 19 where we have listed the knowledge gained and provided a new design solution of a display housing.

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MANUFACTURING AND PRODUCT SOURCING, PAGE 21

Comment 7

We note your response to comment 12 in our letter dated August 12, 2010. Please revise your disclosure to include the information that is contained in your response to this comment.

Response 7

We added this information to the manufacturing and product sourcing section on page 20.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2010, PAGE F-1

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-5

Comment 8

We note that in the six months ended June 30, 2010 you have recognized $21,000 in revenues. Please provide an appropriate revenue recognition accounting policy.

Response 8

An appropriate revenue recognition note as been added to the June 30, 2010 unaudited interim financial statements on page F6

GOING CONCERN, PAGE F-5

Comment 9

With reference to our comments below on the accounting for your receipt of Metro One Development, Inc.'s (Metro One's) common stock, if you continue to believe that you have correctly accounted for your investment in these securities, please revise your going concern footnote to clarify to your investors that the only reason you have retained earnings at June 30, 2010 instead of an accumulated deficit is due to the gain that you realized upon your receipt of these securities, and that similar gains are not likely to recur in the future. Please make a similar disclosure where you discuss the uncertainly about your ability to continue as a going concern in the Liquidity section of your MD&A narrative.

Response 9

We have revised the going concern footnote and the Liquidity section of our MD&A to explain that the gain that was realized upon receipt of 21,000,000 shares of common stock of Metro One Development, Inc. was not likely to recur in the future on page F5 and page 23

FAIR VALUE OF FINANCIAL INSTRUMENTS, PAGE F-7

Comment 10

We note that your investment securities account is made up of 21,000,000 shares of Metro One common stock, which were issued to you in payment for consulting services valued at $21,000. Since your disclosures indicate that the fair value of these shares at issuance was $357,000, please explain to us and disclose to your readers why Metro One gave you consideration significantly in excess of the value of your services, effectively appearing to have overpaid you. It is unclear to us why Metro One did not give you a lesser number of shares of its common stock with a fair value of $21,000. Please clarify whether the additional shares issued to you beyond those with a value of $21,000 are intended to compensate you for any additional transactions between you and Metro One.

Response 10

Innovative Products recorded revenue based on the value of the original invoice issued on May 3, 2010. We do not believe that we were overpaid for these services and no further services are due to Metro One. The Company demanded 21,000,000 shares of common stock as fair payment for all services for the following reasons:

* The shares of Metro One currently trade on Other Over-the Counter ("Pink Sheets").

* Metro One was one year behind on filing interim and audited financial statements with the SEC.

* Metro One reported nominal assets of $32, no revenues and a shareholder deficit of $(5,678,225) in their 10-Q/A for the period ended April 30, 2009 as posted on the SEC website on March 15, 2010.

* The share price of Metro One shares is volatile. As of May 3, 2010, the share price ranged from $0.005 to $1.04 per share over the past year.

* We received unregistered shares and believe that it will take between six months and one year, if ever, to have the restricted legend removed from the share certificate.

* It may difficult to get a lawyer to provide an opinion to have the restricted legend removed from the share certificate under Rule 144.

In order to compensate us for the risk of liquidating Metro One shares, we agreed with Metro One, an arms-length party, that their shares should be valued at par of $0.001 per share.


Comment 11

We note that in determining the fair value of Metro One's common stock issued to you on May 3, 2010, you applied for a 15% liquidity discount to the price quoted on the Over-The-Counter Bulletin Board. Please tell us how you determined that 15% was the amount of that market participants would demand to reflect that these shares are unregistered. Also tell us why that liquidity discount is not longer required under ASC 820-10 when determining the fair value of these securities at June 30, 2010.

Response 11

In order to account for the receipt of 21,000,000 Metro One shares, we considered a 15% liquidity discount from the closing price as appropriate given the following factors at May 3, 2010 which increase the uncertainty of future cash flows available to Innovative Products.

* Minimal operations create uncertainty of the future value of Metro One. For example, Metro One reports on April 30, 2009 nominal assets of $32, no revenues and a shareholder deficit of $(5,678,225).

* Metro One is listed on the Pink Sheets. The average daily volume of Metro One stock one year prior to May 3, 2010 is 71,289 shares per day. Assuming the Innovative Products can command 50% of the trading volume is would take 2.34 years to liquidate 21,000,000 shares based on historical trading volume ((21,000,000 shares/(71,289*50%))/252 trading days per year = 2.34 years). The low trading volume increases the period of time required to liquidate Metro One shares.

* The share price of Metro One shares is volatile. As of May 3, 2010, the share price ranged from $0.005 to $1.04 per share over the past year.

* Wide bid-ask spreads of Metro One stock over the past year.

* Current information about Metro One is not available. At May 3, 2010, the last financial statement posted on the SEC website was for the quarterly period ended April 30, 2009.

* The Metro One shares received are unregistered and will increase the time before the shares can be liquidated.

In order to be consistent with the valuation methodology at May 3, 2009, the June 30, 2010 interim financial statements have been restated to value Metro One shares at closing price less a 15% liquidity discount.

Comment 12

We note that you are accounting for your investment in Metro One's common stock as available-for-sale securities. Please explain to us in detail how you determined that you should not account for this investment under the equity method. As art of your response, please tell us what percentage of Metro One's voting stock you control following your receipt of these 21 million shares of common stock.

Response 12

On May 3, 2010, the date the 21,000,000 shares of Metro One shares of common stock were issued to Innovative Products, Metro One had 322,495,969 shares of common stock outstanding. Therefore, Innovative Products controls 6.51% of the voting stock of Metro One. As such, we determined our investment in Metro One should not be accounted for under the equity method.

NOTE 3 - STOCK BASED COMPENSATION, PAGE F-9

Comment 13

We note your disclosures in response to comment 13 from our letter dated August 12, 2010. Specifically, we note that you valued these issuances of your common stock based on the fair value of the consulting services received because there were no quoted market prices or recent transactions in your company's stock, making the fair value of these services more reliably determinable. Please clarify for us whether you actually received all these services on May 14, 2010 or whether these services were rendered at different times over several days. Also explain to us why the several different types of services that you received from several different individuals all have the same fair value of $10,000 apiece, given your policy that you value the issuance of your common stock in exchange for services based on the fair value of the services received. To help us better understand this matter, please explain to us in more detail how you determined the fair value of the services received for each transaction listed in this footnote.

Response 13

We confirm that all the services, for which shares of common stock were issued on May 14, 2010 disclosed in Note 3 - Stock-Based Compensation, were received by May 14, 2010. The value of the services provided was negotiated separately with each contractor. All contractors are at arms length. Many of the contractors requested compensation in excess of the $10,000 amount actually received. Compensation of each of the contractors was reduced to $10,000 in separate negotiations with each contractor as that was the most we were willing to commit to any one contractor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND FINANCIAL DISCLOSURE OR PLAN OF OPERATION, PAGE 23

Comment 14

We note your revised disclosure in response to comment one in our letter dated August 12, 2010. Please revise your disclosure to also cover the fiscal years required by Item 303(a) of Regulation S-K.

Response 14

We have revised the disclosure as requested.

MANAGEMENT'S STRATEGIC VISION, PAGE 23

Comment 15

We note your revised disclosure in response to comment 14 in our letter dated August 12, 2010, however, the revised disclosure you have provided does not provide sufficient detail regarding your business plan. Please revise to provide detailed disclosure regarding how you plan to attract new customers, whether you will target any particular kind of customers at first, what you intend your role to be once retained, and the milestones for each of these events. Currently, your disclosure provides reader with no indication as to how you plan to generate revenues and, considering this offering will not provide you with any capital to fund your operations; it is unclear how your business will progress beyond the development state.

Response 15

We have revised the disclosure and added Additional information in this section on page 22

OPERATING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS, PAGE 25

Comment 16

We note your response to comment 16 in our letter dated August 12, 2010.
You appear to indicate that you will require minimal cash for expenditures other than legal, accounting and related services because you will attempt to compensate independent contractors for their design services. Please revise your disclosure to explain how you will pay to market your services. And, regardless of the manner in which you intend to compensate third parties for their services, please revise to quantify the amount necessary to implement your business plan.

Response 16

We added information in section liquidity and capital resources on page 23 to include advertising costs. As well in the Operating Capital and Capital expenditure Requirements, on page 24

BIOGRAPHIES OF EXECUTIVE OFFICERS AND DIRECTORS, PAGE 26

Comment 17

We not you response to comment 17 in our letter dated August 12, 2010. Please revise Mr. Clark's biography to include the explanation contained in your response regarding the qualifications and skills that led to the conclusion that he should serve as a director.

Response 17

We have added the information requested to Mr. Clark's biography on page 25

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES, PAGE 29

Comment 18

We note your response to comment 18 in our letter dated August 12, 2010. However, it does not appear that you have revised your disclosure as requested. In addition to the description currently contained in this section of the general effect of the provisions of your constituent documents under which your controlling persons, directors and officers are indemnified, please include a description of the general effect of any statute under which any of your controlling persons, directors or officers is insured or indemnified in any manner against liability which he may incur in his capacity as such, including, for example, Delaware law. Refer to Item 702 of Regulation S-K.

Response 18.

We have revised this section in response to this comment. Please see page 28 of the Registration Statement.

If you have further questions or comments, please feel free to contact us or our counsel.

We are happy to cooperate in any way we can.


Regards,

/s/ Doug Clark, CEO

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